DSM Press Release

07026862

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

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Heerlen (NL) / Kuopio (Finland), 5 September 2007

DSM invests EUR 2 million in Finnish genetic discovery company

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has made an equity investment of EUR 2 million in Jurilab Oy, a Finnish company specialized in the discovery of gene-disease associations and their application to healthcare. Following investments in Sciona and Integragen, this is DSM's third equity investment in Personalized Nutrition, one of the Emerging Business Areas (EBAs) selected in DSM's strategy *Vision 2010 – Building on Strengths.*

Jurilab is an industrial leader in the identification of metabolic disease markers and pathways, drug targets and diagnostic content. These metabolic diseases and conditions are captured under the label metabolic syndrome or syndrome X and comprise obesity, type 2 diabetes, dyslipidemia and hypertension. These are all conditions with a high incidence, creating a major healthcare concern which is expected to grow even further with the ageing of the population and increasing health and wellness awareness. So far Jurilab's discovery programs have resulted in dozens of patent applications covering thousands of disease or trait genes.

Timothy Morck, Vice President EBA Personalized Nutrition: *"We are pleased with this investment. Jurilab's unique access to a genetically homogeneous population and a related comprehensive databank make the company's approach faster, more informative and more cost-effective than many traditional screening approaches."*

About a year ago DSM and Jurilab started a joint discovery program in the area of Hypertension. In the longer term this is expected to help DSM achieve its ambition to develop innovative nutritional products and integrated services that fit individual consumers' genetic profiles and other factors, such as age and lifestyle. Additional areas of collaboration are expected to result from this investment.

DSM Venturing
DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

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Jurilab Ltd.
Jurilab is dedicated to applying its proprietary discoveries of genes and genetic markers associated with the root cause of common diseases and drug response across healthcare. Combining access to the unique East Finland founder population with state-of-the-art technologies, the company has gone far beyond initial gene discovery and biochemical services to providing genetic markers for mainstream and niche applications. The current product emphasis is on disease predisposition tests which will support the advent of personalized medicine, on powerful pharmacogenetic array-based DNA tests and human validated drug targets. For more information on Jurilab see www.jurilab.com.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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